FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

February 17, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed October 21, 2010, as amended
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed on November 15, 2010, as amended
File Number 001-15569

Dear Mr. Spirgel:

By letter dated February 3, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s (i) Annual Report (the “Annual Report”) on Form 10-K, filed on October 21, 2010, as amended and (ii) Quarterly Report (the “Quarterly Report”) on Form 10-Q for the period ended September 30, 2010, filed on November 15, 2010, as amended. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2010

Part I

Liquidity and Capital Resources, page 24

1.  We note your response to Comment 19 from our letter dated December 28, 2010.  Please revise your disclosure in order to clarify that you will most likely have to increase your number of authorized shares, requiring a shareholder vote, before you would have the ability to raise the $15 million under the Kodiak financing agreement.

RESPONSE: In order to have the ability to raise the full $15 million under the Kodiak financing agreement, we could either (i) increase our number of authorized shares or (ii) effectuate a reverse stock split that does not correspondingly decrease the total number of authorized shares.  A special meeting of shareholders was held on August 10, 2010, and one of the items voted on and approved by the shareholders was a reverse split that did not correspondingly decrease the authorized shares.

We have amended the Quarterly Report to reflect this information. (See page 25 of the Quarterly Report).

2.  We reissue Comment 20 from our letter dated December 28, 2010.  We note that you have several obligations that are past due and in default.  Revise your disclosure to quantify the aggregate amount that is past due and currently in default.  Discuss the steps management is taking to satisfy these obligations and assess, based upon information known to management through discussions with your lenders, the likelihood that the company will be able continue as a going concern and satisfy these obligations prior to foreclosure and bankruptcy.

RESPONSE: We have revised the Quarterly Report to include our previous response to Comment 20 from your letter dated December 28, 2010 (See page 25 of the Quarterly Report).

Financial Statements
Significant Accounting Policies, page F-13
Revenue Recognition, page F-13

3.  We note your response to Comment 12 from our letter dated December 28, 2010.  With regard to prepaid services segment, more specifically the Phone House business, tell us in more detail about your return policy.  Tell us if you estimate your sales returns and allowances and your basis for your estimates.  For all periods presented, provide us a schedule of your accrued sales returns as compared to your actual sales returns.

RESPONSE: The general returns policy is that customers are not allowed to return cards unless the card has expired, which is rare, or by prior agreement of Phone House.  The Phone House business is operated to maximize revenues and margins from customers and so management may request the return of certain cards if they are slow moving in one location so that they can be sold to customers where the cards are performing better.  Card usage is monitored based on usage reports supplied by the card providers.  When returns are made, the customer is credited for the returned cards at the original sale price and that credit is offset against the receivable balance.

We report revenues for each period net of actual returns during the period and for the month following the end of each period, which negates our need to use estimates in reporting.  The amounts of sales returns for Phone House used in our revenue calculations, based on actual returns, for June 30 2010 and September 30 2010, were $1,229,718 and $57,908, respectively, representing approximately 6% and 1% of gross sales for each such period.  The revenues reported in each period are net of these amounts.

4.  It appears based on your accounting policy that in certain instances you have multiple deliverable elements with respect to Flint Prepaid’s business.  Tell us your accounting for multiple deliverables.  Refer to your basis in accounting literature.  Also, tell us what you mean by the statement, “revenue from the sale of calling cards is recognized….when the cards are used” and how this complies with SAB 104.  How do you know when the cards are used?

RESPONSE: There are no multiple deliverable elements in Flint Prepaid’s business for the periods in question.  Revenues for minute or usage based products are recognized net of discounts to channel partners when the cards are fully used by end users.  All calling cards issued are uniquely identified in the switches by way of a PIN that is provided by the customer each time they access the service.  As a result, the switches can identify all calls made by each card.  Minutes used and any fixed usage or administration charges are aggregated on an individual card basis and summed up to provide revenues and matching direct costs for each period.  Therefore, under SAB 104, the service has been fully delivered, a contract exists, the consideration is fixed based on card denomination, and collection is probable as the customer has paid and we collect from the channel partner.  Wireless services are tracked in the same way only by way of unique phone number rather than PIN.

Wireless services that are bundled with handset sales do create multiple deliverable elements where this occurs.  We did not have any sales of this type during the periods in question.  Our policy for such sales as they may occur in the future is to recognize revenues for the total bundle when any included minutes are fully used as above.  Handset sales can occur without any service bundle and in that situation the revenue will be recognized at time of sale.  Items are bar coded so that we can tell if the handset includes minutes or not.

5.  We note your response to comment 13 from our letter dated December 28, 2010.

•
In your response you state that “Returns are first placed back in Phone House inventory for resale to other partners or ultimate return to suppliers if appropriate.”  You also state that “Phone House bears full responsibility for inventory purchased from suppliers.” There two statements appear to contradict each other. Please explain.  Also tell us more about your return policy.

•
You further state “you recognize revenues….when activated cards are delivered to channel partners…or other distributors.”  Tell us in detail how you are able to recognize revenues.  Do you have any further obligations?

RESPONSE: Phone House only has the right to return cards to the providers if the provider changes the card, recalls certain cards to allow them introduce new cards or in the event that the cards expire.  Phone House is responsible for inventory risk in all other cases.  We felt that the policy was a more complete statement in that there are occasions when Phone House does return cards but accept that it may have been perceived as contradictory.  General returns policy is that customers are not allowed to return cards unless the card as expired which is rare, or by prior agreement of Phone House.  Phone House may request the return of certain cards from customers if they are slow moving in one location so that they can be sold to customers where the cards are performing better.  Card usage is monitored based on usage reports supplied by the card providers.  When returns are made, the customer is credited for the returned cards at the original sale price and that credit is offset against the receivable balance.

Phone House is a distributor for prepaid calling products supplied by third party card providers.  Phone House does not sell directly to the public but to retailers and other distributors.  In this instance, Phone House can recognize revenues at time of delivery of the cards to customers under SAB 140 in that the delivery has taken place and Phone House has no further obligation to the customer for the cards; there is a contract by way of purchase order from customer, outlining the price for the cards and payment terms, and there is reasonable assurance of collection.  Prices and payment terms vary from customer to customer at Phone House’s discretion, without reference or guidance from the card providers and Phone House carries full risk on the receivables as stated in our previous response.  Phone House is the obligor in the transaction.

Acquisition and Subsequent Disposition of Semotus Solutions, Inc.  page F-17

6.  We note your response to comment 16 from our letter dated December 28, 2010.  You state that you acquired Semotus to “give us access to a new market…” However, in the Contribution Agreement in which you acquired Semotus, you gave Mr. LaPine an option to purchase Semotus back.  Please disclose why the Contribution Agreement would contemplate and sanction the sale of Semotus.  Also, tell us why the sale price to the related party would be the return of shares that you issued to the same party.

RESPONSE: The access to new markets was anticipated as a consequence of a VoIP integration strategy with the existing Semotus product to create a new offering.  Also, Flint was looking at the existing Semotus customer base of large enterprises and local government in contemplation of selling to them Flint’s VoIP services separately and in addition to the Semotus technologies already deployed there.  The Contribution agreement allowed for the purchase of the existing Semotus business pre-merger and was not intended to cover enhancements planned from Flint technologies post merger.  We did not see the existing Semotus revenue streams or existing technologies as a key element in the decision to acquire Semotus.  To that end we agreed that existing Semotus management would have a right of first refusal to purchase the business if Flint decided to divest it.

In November 2008, after the acquistion of Semotus, Flint was forced to cut expenses and lay off its development team in New York due to the dramatic and rapidly deteriorating conditions in the capital markets for raising money.  With the economic environment collapsing, the VoIP synergy which we had hoped would open doors to new markets was no longer possible.  Funding for Flint’s strategy with Semotus dried up and Flint was forced to move quickly in another direction to secure financing.

Without that additional revenue from the Semotus-VoIP product offering, Semotus was expected to continue losing money.  At the same time the opportunity to acquire the telecom operations of China Voice materialized and the board felt that Flint would be better positioned as a pure telecom company.  In addition, Semotus Solutions had never made a profit since its inception in 1996 and given this position, Flint felt it best to divest itself of the Semotus operations so as to minimize its exposure to loses and increase its potential for raising capital.

Regarding the purchase price being the returning of the 3,508,000 shares. In fiscal 2007, Semotus Solutions Inc. had an operating loss of $2,063,489 on revenues of $1,621.277 and in fiscal 2008 (March 31, 2008), Semotus Solutions reported lower revenues of $966,122 with an increased loss of $2,120,528.  The value of the Flint stock at the time of closing of the merger and the agreement with Mr. Lapine was $2,631.000.  It was determined that given the past performance of Semotus and the unlikeness of finding a third party buyer who would pay more than the amount Mr. Lapine agreed to pay, Mr. Lapine was given the option of paying with cash at the fair market price for Semotus at the time of the purchase or pay with the 3,508,000 shares of Flint.  It was assumed that should Mr. Lapine exercise his option he would want to conserve any cash for use in keeping Semotus alive and pay what Flint believed to be the higher price represented by the stock value and so the board considered that the 3,508,000 shares was a fair and reasonable price for the Semotus business.  The result was less dilution to the shareholders and fewer liabilities for Flint and therefore the board of directors elected to take this option in the best interest of the Company.

Promissory Notes and Convertible Promissory Notes, pages F-23

7.  We note your response to comment 18 from our letter dated December 28, 2010.  However, you did not specifically address how you considered ASC 470 with regard to your debt modifications.  Please address ASC470-50 or ASC 470-60 specifically in your response.  For example, tell us if the modification qualified for a trouble debt restructuring.  If not, tell us if all or part of the debt qualified for a debt extinguishment and why.  For example, among other items, you should refer to the 10% test in your analysis.

RESPONSE: The following addresses our consideration of ASC 470, including troubled debt restructure (“TDR”) and debt extinguishment:

General considerations or information include the following:

•	TDR Tests: When qualifying for TDR both tests under ASC 470-60-55-5 were considered with the following factors:

Debtor experiencing financial difficulty (ASC 470-60-55-7 through 55-9) included the following considerations:

•	Our creditworthiness had deteriorated;

•	We were currently in default on multiple debt;

•	There is significant doubt as to whether we will continue as a going concern;

•	We forecasted that our cash flows would be insufficient to service the debt through maturity; and

•	Absent the modification, we could not obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate.

Creditor granting concessions was done in accordance with ASC 470-60-55-10 through 55-14:

a.
Most modifications were short term modifications and included a lump sum payment at the end with a conversion feature included that resulted in a BCF. Due to short term nature, fair value of note was generally equal principal face value plus the fair value of the BCF.

b.	The second, third and fourth line items refer to the same note and original terms and reflect portions of that principal modified at different times.

Date of Restructure and Parties Involved	Original Date of Note	Original Terms	New/Changed Terms*	ASC Topic 470 Analysis

Aug/Sept. 2009 (Flint Ltd./ various 3rd prts)	9/30/08	Principal Amount: $202,500 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible	$91,850 of the $202,500 modified to become convertible at $0.275/share. No beneficial conversion feature (“BCF”).	No TDR due to lack of concession by creditor as per ASC 470-60-55-10. Does not meet 10% test as fair value essentially the same following modification.

January 2010 (Dunne/Sunny)	4/30/09	Principal Amount: $200,000 (1s Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible
$50,000 of the $200,000 modified to become convertible at 50% of the lowest closing price for Flint’s common stock during the previous 20 trading days. Recognized BCF of $40,000.
New Maturity Date of 7/27/10

No TDR due to lack of concession by creditor as per ASC 470-60-55-10. Meets 10% test whereby modified debt is initially recorded at fair value, and that amount was used to determine the debt extinguishment loss recognized.

May 2010 (Dunne/ Sunny/LV)	4/30/09	Principal Amount: $200,000 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible
$51,500 of the $200,000 modified to become convertible at 50% of the lowest closing price for Flint’s common stock during the previous 20 trading days. Recognized BCF of $51,500.
New Maturity Date of 5/27/2012.

No TDR due to lack of concession by creditor as per ASC 470-60-55-10. Meets 10% test whereby modified debt is initially recorded at fair value, and that amount was used to determine the debt extinguishment loss recognized.

May 2010 (Dunne)	4/30/09	Principal Amount: $200,000 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible
$98,500 of the $200,000 modified to become convertible at 50% of the lowest closing price for Flint’s common stock during the previous 20 trading days. Recognized BCF of $98,500.
New Maturity Date of 5/29/2012; New interest rate of 18%.

No TDR due to lack of concession by creditor as per ASC 470-60-55-10. Meets 10% test whereby modified debt is initially recorded at fair value, and that amount was used to determine the debt extinguishment loss recognized.

June 2010 (Davis/Jhoco)	11/10/08	Principal Amount: $250,000 Maturity Date: 3/30/09 Int. Rate: 15% Non-Convertible
$250,000 modified to become convertible at a 20% discount of the average closing price over the five trading days prior to the day of conversion the market price.  Recognized BCF of $66,974 in Q1 of 2011.  New Maturity Date of 6/17/2012;
No Interest Rate.
Does meet TDR requirements and debt carried at face value with modified terms accounted for prospectively

June 2010 (Lavery)	9/1/09	Principal Amount: $540,000 Maturity Date: 3/31/2011 Int. Rate: 10% Convertible at $0.275	Re-Payment terms changed; Maturity Date extended to 7/31/12.	No TDR due to lack of concession by creditor as per ASC 470-60-55-10. Does not meet 10% as it was solely an extension of maturity date.

June 2010 (Davis)	Various: See Davis Settle Agreement	Various Notes and Investment totaling in Principal Amount to $1,475,000.
$800,000 modified to be paid under a cash payment plan; $1,530,000 issued in preferred stock. Fair value of equity interest transferred and notes payable was in excess of carrying amount by $804,161. Recognized loss on transfer totaling $804,161.

No TDR due to lack of concession by creditor as per ASC 470-60-55-10. Meets 10% test whereby modified debt is initially recorded at fair value, and that amount was used to determine the debt extinguishment loss recognized.

* If an item isn’t included in the Changed Terms column, it stayed the same as the original terms.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer